# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Corporation, CIK 0001871130
CUSIP: 11259V106
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-22-037491
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (67.5% of the class)
  Comment: *This amount for Brookfield Corporation ("BN") includes 36,927,129 class A exchangeable subordinate voting shares (the "Class A Shares") of Brookfield Business Corporation (the "Issuer") held by BPEG BN Holdings LP ("BPEG") and other subsidiaries of BN and 10,317,742 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ("BNT").
  
  **Percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of September 26, 2025.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (67.5% of the class)
  Comment: * Includes 47,244,876 Class A Shares beneficially owned by BN and includes Class A Shares held by wholly-owned subsidiaries of BNT.
  
  ** Percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of September 26, 2025.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,535,005; sole dispositive power 0; shared dispositive power 23,535,005; aggregate amount beneficially owned 23,535,005 (33.6% of the class)
  Comment: * Percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of September 26, 2025.
- BROOKFIELD BUSINESS PARTNERS L.P.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Brookfield Business Partners L.P. ("BBU") and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.
- BROOKFIELD BUSINESS PARTNERS LIMITED: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Brookfield Business Partners Limited is the general partner of BBU. BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Name of issuer: Brookfield Business Corporation
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed on March 24, 2022 (and as amended through Amendment No. 2 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 3.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On September 26, 2025 and September 29, 2025, wholly-owned subsidiaries of BN (the "BN Parties") entered into financing arrangements with wholly-owned subsidiaries of BNT, a paired entity to BN (the "BNT Parties"), pursuant to which the BN Parties transferred an aggregate of 24,289,723 Class A Shares (collectively, the "Subject Securities") to the BNT Parties (the "Subject Securities Transfer") in exchange for an aggregate cash payment of $400,000,000 (the "Transfer Value"). The BN Parties are obligated to repurchase the Subject Securities that were transferred to the BNT Parties on September 26, 2025 and September 29, 2025 on June 22, 2026 and June 25, 2026, respectively or such earlier dates that these arrangements are terminated in accordance with their terms, at a price equal to the portion of the Transfer Value paid for the applicable Subject Securities plus a return calculated at a rate of SOFR+1.40% per annum. Unless an event of default has occurred under the financing arrangements, the BN Parties have the right to direct all decisions to be made with respect to voting of the Subject Securities while held by the BNT Parties.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 69,996,738 outstanding as of September 26, 2025, and includes (as applicable) Class A Shares beneficially owned by wholly-owned subsidiaries of BNT as described in Item 4 of Amendment No. 1 and subject to the voting arrangements described in Item 4 of Amendment No. 1.
Transactions in the class effected during the past sixty days: (c) Other than the transactions described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (09/29/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (09/29/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (09/29/2025)
- BROOKFIELD BUSINESS PARTNERS L.P.: /s/ Jane Sheere, Jane Sheere, Secretary, BROOKFIELD BUSINESS PARTNERS LIMITED, general partner of BROOKFIELD BUSINESS PARTNERS L.P. (09/29/2025)
- BROOKFIELD BUSINESS PARTNERS LIMITED: /s/ Jane Sheere, Jane Sheere, Secretary (09/29/2025)